SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Nanosphere, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

63009F105

(CUSIP Number)

Theodore J. Theophilos

Chief Administrative Officer

Lurie Investments, Inc.

2 N. Riverside Plaza, Suite 1240

Chicago, Illinois 60606

(312) 466-3222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall net be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 63009F105	13D	Page 2 of 19

1.	Names of Reporting Persons A&B Equity Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,182,639
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,182,639
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,182,639
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.2%*
14.	Type of Reporting Person (See Instructions) IN

*	Based on 76,880,106 shares of Common Stock outstanding as of February 11, 2014 as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 18, 2014.

CUSIP NO. 63009F105	13D	Page 3 of 19

1.	Names of Reporting Persons Ann and Bob Trust 1
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,182,639
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,182,639
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,182,639
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.2%*
14.	Type of Reporting Person (See Instructions) OO

*	Based on 76,880,106 shares of Common Stock outstanding as of February 11, 2014 as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 18, 2014.

CUSIP NO. 63009F105	13D	Page 4 of 19

1.	Names of Reporting Persons AOQ Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,708,979
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,708,979
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,708,979
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.5%*
14.	Type of Reporting Person (See Instructions) OO

*	Based on 76,880,106 shares of Common Stock outstanding as of February 11, 2014 as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 18, 2014.

CUSIP NO. 63009F105	13D	Page 5 of 19

1.	Names of Reporting Persons LFT Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,635,904
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,635,904
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,635,904
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.1%*
14.	Type of Reporting Person (See Instructions) PN

*	Based on 76,880,106 shares of Common Stock outstanding as of February 11, 2014 as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 18, 2014.

CUSIP NO. 63009F105	13D	Page 6 of 19

1.	Names of Reporting Persons Ann and Robert H. Lurie Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 112,891
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 112,891
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 112,891
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%*
14.	Type of Reporting Person (See Instructions) CO

*	Based on 76,880,106 shares of Common Stock outstanding as of February 11, 2014 as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 18, 2014.

CUSIP NO. 63009F105	13D	Page 7 of 19

1.	Names of Reporting Persons Lurie Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 74,324
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 74,324
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,324
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%*
14.	Type of Reporting Person (See Instructions) CO

*	Based on 76,880,106 shares of Common Stock outstanding as of February 11, 2014 as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 18, 2014.

CUSIP NO. 63009F105	13D	Page 8 of 19

1.	Names of Reporting Persons ANDA Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%*
14.	Type of Reporting Person (See Instructions) PN

*	Based on 76,880,106 shares of Common Stock outstanding as of February 11, 2014 as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 18, 2014.

CUSIP NO. 63009F105	13D	Page 9 of 19

1.	Names of Reporting Persons Lurie Lending Company, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%*
14.	Type of Reporting Person (See Instructions) OO

*	Based on 76,880,106 shares of Common Stock outstanding as of February 11, 2014 as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 18, 2014.

CUSIP NO. 63009F105	13D	Page 10 of 19

1.	Names of Reporting Persons ANDA-ProQuest, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%*
14.	Type of Reporting Person (See Instructions) OO

*	Based on 76,880,106 shares of Common Stock outstanding as of February 11, 2014 as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 18, 2014.

CUSIP NO. 63009F105	13D	Page 11 of 19

1.	Names of Reporting Persons Lurie Investment Fund, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%*
14.	Type of Reporting Person (See Instructions) OO

*	Based on 76,880,106 shares of Common Stock outstanding as of February 11, 2014 as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 18, 2014.

CUSIP NO. 63009F105	13D	Page 12 of 19

1.	Names of Reporting Persons Ann Lurie
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,000
	8.	Shared Voting Power 14,714,737
	9.	Sole Dispositive Power 10,000
	10.	Shared Dispositive Power 14,714,737
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,724,737
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.1%*
14.	Type of Reporting Person (See Instructions) IN

*	Based on 76,880,106 shares of Common Stock outstanding as of February 11, 2014 as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 18, 2014.

CUSIP NO. 63009F105	13D	Page 13 of 19

Explanatory Note: This Amendment No. 11 amends the Schedule 13D filed by certain of the Reporting Persons on December 1, 2008, as previously amended on March 23, 2009, June 18, 2009, October 26, 2009, May 19, 2011, July 15, 2011, May 24, 2012, June 15, 2012, July 25, 2012, February 14, 2013 and November 26, 2013 (as so amended, the “Schedule 13D”). Except as specifically amended hereby, the Schedule 13D remains in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in such Schedule 13D.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a)-(f)

This Schedule 13D is being filed jointly by A&B Equity Holdings, LLC (“A&B Equity”), Ann and Bob Trust 1 (“AB Trust”), AOQ Trust, LFT Partnership (“LFT”), the Ann and Robert H. Lurie Foundation (the “Foundation”), Lurie Investments, Inc. (“LII”), ANDA Partnership (“ANDA”), Lurie Lending Company, L.L.C. (“Lurie Lending”), ANDA-ProQuest, L.L.C. (“APL”), Lurie Investment Fund, L.L.C. (“LIF”), and Ann Lurie (collectively, the “Reporting Persons”). A&B Equity, APL, LIF, and Lurie Lending are each Delaware limited liability companies. LII is an Illinois corporation. AB Trust and AOQ Trust are trusts administered under the laws of Florida. LFT and ANDA are each an Illinois general partnership. The Foundation is an Illinois not-for-profit corporation. The sole stockholder of LII is the Ann Lurie Revocable Trust, a trust administered under the laws of Illinois. LII as the Executive Managing Member of LIF has the sole management authority over LIF. Ann Lurie is the trustee of AB Trust, the manager of A&B Equity. The managing member of APL and Lurie Lending is ANDA. The sole management authority over ANDA is held by trusts whose trustee is Ann Lurie. Ann Lurie is the co-trustee of AOQ Trust. Benjamin Lurie is the co-trustee of AOQ Trust. Ann Lurie is sole trustee of the trusts owning 100% of LFT. The Foundation is a charitable organization of which Ann Lurie is president and a director. The principal business of each of AB Equity, AB Trust, AOQ Trust, LFT, LII, ANDA, Lurie Lending, APL and LIF is investments. The principal occupation of Ann Lurie and the Ann Lurie Revocable Trust is private investments and philanthropy. The principal occupation of Benjamin Lurie is investment management. Ann Lurie and Benjamin Lurie are citizens of the United States.

The business address for each of the Reporting Persons and each of the other persons named in this Item 2 is 2 N. Riverside Plaza, Suite 1240, Chicago, Illinois 60606. None of the Reporting Persons or any of the other persons named in this Item 2 has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following as the last three paragraphs thereof:

The following transactions occurred among certain of the Reporting Persons, each of whom is a member of the Lurie group, on April 1, 2014. LIF transferred 5,006,136 shares of Common Stock beneficially owned by it to Lurie Lending as part of the consideration for a promissory note (the “LIF Transferred Shares”). APL transferred 2,274,096 shares of Common Stock beneficially owned by it to Lurie Lending as part of the consideration for a promissory note (the “APL Transferred Shares”). Lurie Lending transferred 10,182,639 shares of Common Stock beneficially owned by it to A&B Equity in exchange for membership interests in A&B Equity, its wholly-owned subsidiary at the time of such transfer (the “Lurie Lending Transferred Shares”). The LIF Transferred Shares, the APL Transferred Shares and the Lurie Lending Transferred Shares were all valued at $2.06 per share, the closing price on the NASDAQ on March 25, 2014. After the transfer of the Lurie Lending Transferred Shares, the ownership of A&B Equity was transferred to four trusts for which Ann Lurie is the trustee.

CUSIP NO. 63009F105	13D	Page 14 of 19

As a result of the transfers by LIF, APL and Lurie Lending, none of LIF, APL, Lurie Lending, or ANDA beneficially own any shares of Common Stock, and none of them will file amendments to this Schedule 13D in the future.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following as the last paragraph thereof:

The transfers of the LIF Transferred Shares and the APL Transferred Shares were effected as partial consideration for promissory notes. The transfer of the Lurie Lending Transferred Shares was effected in exchange for membership interests in A&B Equity.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)

	Amount beneficially owned:	Percent of class:*
A&B Equity	10,182,639 shares	13.2%
AB Trust	10,182,639 shares	13.2%
AOQ Trust	2,708,979 shares	3.5%
LFT	1,635,904 shares	2.1%
Foundation	112,891 shares	0.1%
LII	74,324 shares	0.1%
ANDA	0 shares	0.0%
Lurie Lending	0 shares	0.0%
APL	0 shares	0.0%
LIF	0 shares	0.0%
Ann Lurie	14,724,737 shares	19.1%

*	Based on 76,880,106 shares of Common Stock outstanding as of February 11, 2014 as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 18, 2014.

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

A&B Equity	0 shares
AB Trust	0 shares
AOQ Trust	0 shares
LFT	0 shares
Foundation	0 shares
LII	0 shares
ANDA	0 shares
Lurie Lending	0 shares
APL	0 shares
LIF	0 shares
Ann Lurie	10,000 shares

CUSIP NO. 63009F105	13D	Page 15 of 19

(ii) Shared power to vote or to direct the vote

A&B Equity	10,182,639 shares
AB Trust	10,182,639 shares
AOQ Trust	2,708,979 shares
LFT	1,635,904 shares
Foundation	112,891 shares
LII	74,324 shares
ANDA	0 shares
Lurie Lending	0 shares
LIF	0 shares
APL	0 shares
Ann Lurie	14,714,737 shares

(iii) Sole power to dispose or direct the disposition of

A&B Equity	0 shares
AB Trust	0 shares
AOQ Trust	0 shares
LFT	0 shares
Foundation	0 shares
LII	0 shares
ANDA	0 shares
Lurie Lending	0 shares
APL	0 shares
LIF	0 shares
Ann Lurie	10,000 shares

(iv) Shared power to dispose or to direct the disposition of

A&B Equity	10,182,639 shares
AB Trust	10,182,639 shares
AOQ Trust	2,708,979 shares
LFT	1,635,904 shares
Foundation	112,891 shares
LII	74,324 shares
ANDA	0 shares
Lurie Lending	0 shares
LIF	0 shares
APL	0 shares
Ann Lurie	14,714,737 shares

(c) Except as described above in Item 3 regarding the LIF Transferred Shares, APL Transferred Shares and the Lurie Lending Transferred Shares, during the past sixty days, no transactions in the Common Stock were effected by the Reporting Persons or any of the other persons named in Item 2.

CUSIP NO. 63009F105	13D	Page 16 of 19

(d) No persons other than the Reporting Persons have the right to receive or to direct the power to receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

(e) On April 1, 2014, LIF, APL, Lurie Lending and ANDA each ceased to be a member of the group that beneficially owns more than five percent of the Common Stock.

Item 7. Material to Be Filed as Exhibits.

1. Amended and Restated Joint Filing Agreement dated as of April 1, 2014, among A&B Equity Holdings, LLC, Ann and Bob Trust 1, AOQ Trust, LFT Partnership, Ann and Robert H. Lurie Foundation, Lurie Investments, Inc., ANDA Partnership, Lurie Lending Company, L.L.C., Lurie Investment Fund, L.L.C., ANDA-ProQuest, L.LC. and Ann Lurie.

CUSIP NO. 63009F105	13D	Page 17 of 19

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2014

A&B Equity Holdings, LLC

By:	Ann and Bob Trust 1, Manager

By:	/s/ Ann Lurie
Ann Lurie, not individually but as Trustee

Ann and Bob Trust 1

By:	/s/ Ann Lurie
Ann Lurie, not individually but as Trustee

AOQ Trust

By:	/s/ Ann Lurie
Ann Lurie, not individually but as Co-Trustee

By:	/s/ Ben Lurie
Ben Lurie, not individually but as Co-Trustee

LFT Partnership

By:	Jesse Trust, Partner

By:	/s/ Ann Lurie
Ann Lurie, not individually but as Trustee

CUSIP NO. 63009F105	13D	Page 18 of 19

Ann and Robert H. Lurie Foundation

By:	/s/ Ann Lurie
Ann Lurie
President

Lurie Investments, Inc.

By:	/s/ Theodore Theophilos
Theodore Theophilos
Title: Vice President

ANDA Partnership

By:	Ann and Bob Trust 1, Partner

By:	/s/ Ann Lurie
Ann Lurie, not individually but as Trustee

By:	Ann and Bob Trust 4, Partner

By:	/s/ Ann Lurie
Ann Lurie, not individually but as Trustee

Lurie Lending Company, L.L.C.

By:	/s/ Ann Lurie
Ann Lurie, President

CUSIP NO. 63009F105	13D	Page 19 of 19

ANDA-ProQuest, L.L.C.

By:	ANDA Partnership
Managing Member

By:	Ann and Bob Trust 1, Partner

By:	/s/ Ann Lurie
Ann Lurie, not individually but as Trustee

By:	Ann and Bob Trust 4, Partner

By:	/s/ Ann Lurie
Ann Lurie, not individually but as Trustee

Lurie Investment Fund, L.L.C.

By:	Lurie Investments, Inc.
Executive Managing Member

By:	/s/ Theodore Theophilos
Theodore Theophilos
Title: Vice President

/s/ Ann Lurie
Ann Lurie

Exhibit 1

AMENDED AND RESTATED JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, $0.01 par value per share, of Nanosphere, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to the initial such joint filing.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of this 9th day of April, 2014.

A&B Equity Holdings, LLC

By: Ann and Bob Trust 1, Manager

By:	/s/ Ann Lurie
Ann Lurie, not individually but as Trustee

Ann and Bob Trust 1

By:	/s/ Ann Lurie
Ann Lurie, not individually but as Trustee

AOQ Trust

By:	/s/ Ann Lurie
Ann Lurie, not individually but as Co-Trustee

By:	/s/ Ben Lurie
Ben Lurie, not individually but as Co-Trustee

LFT Partnership

By: Jesse Trust, Partner

By:	/s/ Ann Lurie
Ann Lurie, not individually but as Trustee

Ann and Robert H. Lurie Foundation

By:	/s/ Ann Lurie
Ann Lurie
President

Lurie Investments, Inc.

By:	/s/ Theodore Theophilos
Theodore Theophilos
Title: Vice President

ANDA Partnership

By: Ann and Bob Trust 1, Partner

By:	/s/ Ann Lurie
Ann Lurie, not individually but as Trustee

By: Ann and Bob Trust 4, Partner

By:	/s/ Ann Lurie
Ann Lurie, not individually but as Trustee

Lurie Lending Company, L.L.C.

By:	/s/ Ann Lurie
Ann Lurie, President

ANDA-ProQuest, L.L.C.

	By:	ANDA Partnership
Managing Member

By: Ann and Bob Trust 1, Partner

		By:	/s/ Ann Lurie
Ann Lurie, not individually but as Trustee

By: Ann and Bob Trust 4, Partner

		By:	/s/ Ann Lurie
Ann Lurie, not individually but as Trustee

Lurie Investment Fund, L.L.C.

By:	Lurie Investments, Inc.
Executive Managing Member

		By:	/s/ Theodore Theophilos
Theodore Theophilos
Title: Vice President

/s/ Ann Lurie
Ann Lurie